Savannah Sauce Company, Inc.

Unaudited Financial Statements For The Years Ended December 31, 2019 and 2018

April 28, 2020

Savannah Sauce Company,Inc,
Balance Sheets for the Years Ending December 2018 and 2019 (Unaudited)

ASSETS		2018		2019
Current Assets				
Cash		36,047		89,679
Accounts Receivable		0		
Inventory		30,000		30,000
Prepaid Expenses		13,800		6,900
Other Initial Costs		1,667		833
Total Current Assets $		**81,514**	**$**	**127,412**
Fixed Assets				
Real Estate -- Land		-		-
Real Estate -- Buildings		-		
Leasehold Improvements				
Equipment		-		
Furniture and Fixtures		3,500		3,500
Vehicles		800		800
Other		7,500		7,500
Total Fixed Assets $		**11,800**	**$**	**11,800**
(Less Accumulated Depreciation)	$	2,114	$	4,229
Total Assets	**$**	**91,199**	**$**	**134,983**
LIABILITIES & EQUITY				
Liabilities				
Accounts Payable		-		-
Commercial Loan Balance		-		-
Commercial Mortgage Balance		-		-
Credit Card Debt Balance		-		-
Vehicle Loans Balance		-		-
Other Bank Debt Balance		-		-
Line of Credit Balance		-		-
Total Liabilities $		**-**	**$**	**-**
Equity				
Common Stock		77,000		77,000
Retained Earnings		22,199		65,984
Dividends Dispersed/Owners Draw		8,000		8,000
Total Equity $		**91,199**	**$**	**134,984**
Total Liabilities and Equity	**$**	**91,199**	**$**	**134,984**

Savannah Sauce Company,Inc,

Balance Sheets for the Years Ending December 2018 and 2019 (Unaudited)

0

Revenue	Annual Totals	
	2018	**2019**
Internet Sales	$10,005.00	$14,207
Farmer's Market Sales	$12,890.00	$18,304
B2B Sales	$73,620.00	$104,540
Total Revenues	**$96,515.00**	**$137,051**
Cost of Goods Sold		
Internet Sales	$3,522.00	$5,001
Farmer's Market Sales	$4,254.00	$6,040
B2B Sales	$35,853.00	$50,911
Total Cost of Goods Sold	$43,629.00	$61,952
Gross Margin	$52,886.00	$75,099
Payroll	$0.00	$0
Operating Expenses		
Advertising	$3,800.00	$3,914
Car & Truck Expensive	$1,728.00	$1,780
Commissions and Fees	$0.00	$0
Contract Labor	$3,220.00	$3,317
Insurance (other than health)	$1,320.00	$1,360
Legal and Professional Services	$900.00	$927
Licenses	$85.00	$85
Office Expense	$2,500.00	$1,512
Rent or Lease (Vehicles,Machinery,Equipment)	$0.00	$0
Rent or Lesase (Other Business Property)	$0.00	$0
Repairs and Maintenance	$0.00	$0
Supplies	$2,744.00	$1,607
Travel, Meals and Entertainment	$4,200.00	$500
Utilities	$600.00	$489
Micellaneous (Shipping)	$3,275.00	$5,973
Total Operating Expenses	**$24,372.00**	**$21,464**
Income (Before other Expense)	**$28,514.00**	**$53,635**
Other Expenses		
Amortized Expenses	$7,733.00	$7,733
Depreciation	$2,114.00	$2,114
Interest		
Commercial Loan		
Commercial Mortgage		

Credit Card
Vehicle Loans
Other Bank Debt
Line of Credit

Bad Debt Expense

Total Other Expenses	$9,847.00	$9,847
Net Income Before Taxes	$ 18,667.00	$43,788
Net Income Tax	0	$0
Net Profit/Loss	$ **18,667.00**	**$43,788**

Savannah Sauce Company, Inc.
Cashflow Statements for the Periods Ending 2018 and 2019 (Unaudited)

	Year	Year
Beginning Balance		
Cash Inflows	**2018**	**2019**
Cash Sales	$96,515	$137,501
Accounts Receivable		
Total Cash Inflows	$96,515	$137,501
Cash Outflows		
Investing Activities		
New Fixed Asset Purchases		
Additional Inventory		
Cost of Goods Sold	$43,629	$61,952
Operating Activities		
Operating Expenses	$20,840	$21,467
Payroll		
Taxes		
Financing Activities		
Loan Payments		
Owners Distribution	$8,000	$8,000
Line of Credit Interest		
Line of Credit Repayments		
Dividends Paid		
Total Cash Outflows	**$72,469**	**$91,419**
Net Cash Flows	$24,046	$46,082
Operating Cash Balance		
Line of Credit Drawdown		
Ending Cash Balance	**$24,046**	**$46,082**
Line of Credit Balance		

Savannah Sauce Company, Inc.

Statement of Changes in Sharesholders' Equity for the Years Ending December 2018 and 2019 (Unaudited)

	Common Stock		Preferred Stock		Retained Earnings
	Shares	Amount	Shares	Amount	(Accumulated Deficit)
Balance at December 31, 2017	-	-	-	-	
Net Income	-	-			$18,667
Balance at December 31, 2018	-	-	-	-	$18,667
Issuance of Stock	249500	$16,000	-	-	
Net Income	-	-	-	-	$43,788
Balance at December 31, 2019	249500	$16,000	-	-	$59,788

1. **Summary of Significant Accounting Policies**

   The Company
   Savannah Sauce Company, Inc. (the "Company") was incorporated in the State of Georgia on September 21, 2014. The Company is headquartered in Pooler, Georgia.

   Savanna Sauce Company's product line includes hot sauces, ketchups, BBQ sauce, marinades, and other assorted sauces. They allocate profits from sales to go toward helping veterans and their families.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The Company's cash equivalents as of December 31, 2019, and 2018 were $89,679 and $36,047, respectively.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, and 2018, the Company is operating as a going concern.

   Accounts Receivable
   Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before service are rendered. Trade receivables are states at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. As of December 31, 2019, and 2018, the Company had $0 in accounts receivable.

   Inventory
   Inventories are stated at cost. At December 31, 2019, the balance of inventory related to finished goods was $30,000. At December 31, 2018, the balance of inventory to

finished goods was also $30,000.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $137,051 and $96,515, respectively.

Savannah Sauce Company, Inc.
Notes to the Financial Statements
December 31, 2019 and 2018

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threating litigation against the Company or its members.

3. **Subsequent Events**

The Company has evaluated subsequent events through April 28, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.